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[CHROMCRAFT REVINGTON, INC LETTERHEAD]

August 2, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Chromcraft Revington, Inc. - File No. 001 - 13970
    Form 10-K for the Fiscal Year Ended December 31, 2006
    Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Dear Mr. Cash:

     Chromcraft Revington, Inc. (the "Registrant") has received your letter, dated July 6, 2007, and furnishes the following responses to the comments of the staff of the Securities and Exchange Commission. Courtesy copies of this response letter are being supplementally delivered contemporaneously to Mr. Dale Welcome and you. In accordance with a letter from our legal counsel to you dated July 17, 2007, this response letter is due on or before August 3, 2007. The staff's comments and the Registrant's responses to each comment are set forth below in the same sequential order in which the comments appear in your comment letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

NOTE 1 - REVENUE RECOGNITION, PAGE F-6

1. PLEASE CONFIRM AND DISCLOSE IN YOUR FUTURE FILINGS THAT YOUR REVENUE RECOGNITION POLICY IS IN ACCORDANCE WITH SAB TOPIC 13A.

     Response:

     The Registrant hereby confirms that it believes its revenue recognition policy is in compliance with SAB Topic 13A. The Registrant intends to include such disclosure, where applicable, in its future filings with the Securities and Exchange Commission.


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Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
August 2, 2007
Page 2

NOTE 10 - OTHER LONG-TERM LIABILITIES, PAGE F-13

2. WE NOTE YOUR REFERENCE TO AN ENVIRONMENTAL CONSULTANT WHO HAS PROVIDED INFORMATION TO YOU ON WHICH YOU HAVE BASED YOUR LIABILITY. SINCE YOUR FORM 10-K IS INCORPORATED BY REFERENCE INTO YOUR FORM S-8 (#33-48728), YOU MUST EITHER REVISE YOUR FORM 10-K TO DELETE THIS REFERENCE TO AN EXPERT OR YOU MUST IDENTIFY THE FIRM AND INCLUDE THEIR CONSENT IN YOUR FORM S-8 IN ACCORDANCE WITH SECTION 436(b) OF REGULATION C.

     Response:

     We will revise our Form 10-K to delete this reference to an expert. In this regard, a Form 10-K/A will be filed with the Securities and Exchange Commission on or before August 17, 2007.

3. YOU STATE THAT THE AMOUNT OF ACTUAL COSTS INCURRED FOR YOUR ENVIRONMENTAL REMEDIATION COSTS COULD DIFFER MATERIALLY FROM YOUR ESTIMATE. IN THIS REGARD, PLEASE TELL US WHETHER IT IS REASONABLY POSSIBLE THAT YOU WILL INCUR MATERIAL ENVIRONMENTAL REMEDIATION COSTS IN EXCESS OF AMOUNTS ACCRUED. IF ADDITIONAL MATERIAL LOSSES ARE REASONABLY POSSIBLE, TELL US, AND REVISE FUTURE FILINGS TO DISCLOSE THE RANGE OF REASONABLE POSSIBLE ADDITIONAL LOSSES.

     Response:

     When we filed our Form 10-K for the fiscal year ended December 31, 2006, we did not believe, and as of the date of this letter we do not believe, it is reasonably possible that we will incur environmental remediation costs that will materially exceed our estimate.

     As requested in your comment letter, the Registrant acknowledges that:

     o The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
August 2, 2007
Page 3

     If you have any questions concerning this letter, please feel free to contact me directly at (765) 807-2647.

                                                 Very truly yours,


                                                 /s/ Frank T. Kane

                                                 Frank T. Kane
                                                 Senior Vice President-Finance
                                                 and Chief Financial Officer

cc:  Michael J. Pottratz
     Chad E. Amos
     Nicholas J. Chulos